SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
COREL CORPORATION
(Name of Subject Company)
COREL CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)
21869X103
(CUSIP Number of Class of Securities)

Kris Hagerman
Chief Executive Officer
Corel Corporation
1600 Carling Ave
Ottawa, Ontario
Canada K1Z 8R7
(650) 930-5826
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Barry J. Reiter Bennett Jones LLP 3400 One First Canadian Place Toronto Ontario M5X 1A4 Canada (416) 777-6500	Joel I. Greenberg Kaye Scholer LLP 425 Park Avenue New York, NY 10022-3598 (212) 836-8201	Gregory C. Smith Woodside Counsel, P.C. 203 Redwood Shores Parkway Redwood Shores, CA 94065 (650) 632-1690
☐      Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.
THE OFFER TO PURCHASE TO WHICH THIS DIRECTORS’ CIRCULAR RELATES IS MADE PURSUANT TO THE LAWS OF THE UNITED STATES AND IS NOT SUBJECT TO APPLICABLE DISCLOSURE AND OTHER LEGAL REQUIREMENTS IN CANADA AS THE OFFER QUALIFIES AS AN EXEMPT TAKE-OVER BID FOR PURPOSES OF APPLICABLE CANADIAN SECURITIES LAW. SHAREHOLDERS RESIDENT IN CANADA SHOULD BE AWARE THAT CANADIAN SECURITIES LAW REQUIREMENTS GOVERNING THE CONDUCT OF A TAKE-OVER BID DIFFER FROM THOSE REQUIREMENTS GOVERNING THE CONDUCT OF A TENDER OFFER IN THE UNITED STATES.

PUIRPOSE OF AMENDMENT
This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes thereto and as amended and supplemented from time to time, the “Schedule 14D-9”), originally filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2009 by Corel Corporation, a Canadian corporation (the “Company” or “Corel”), relating to the tender offer (the “Offer”), as amended, by Corel Holdings, L.P. (the “Offeror”), a holding company organized by VCP II International LLC, a manager of private equity funds (together with its affiliates, including the Offeror, “Vector”) in the Cayman Islands for the purpose of holding shares of the Company’s common stock, no par value per share (“Shares”), to acquire all of the issued and outstanding Shares not already owned by Vector for $4.00 per Share upon the terms and subject to the conditions specified in the Amended and Restated Offer to Purchase, dated November 16, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal, each as previously filed with the Tender Offer Statement and Rule 13E-3 Transaction Statement filed by the Offeror with the SEC under cover of Schedule TO (as amended and supplemented from time to time, the “Schedule TO”).
All information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference, except that such information is hereby amended to the extent specifically provided herein.
This Amendment No. 3 is being filed to reflect certain updates as reflected below.
All references to “minority shareholders” in the Schedule 14D-9 are deleted in their entirety and replaced with “unaffiliated shareholders” other than those references appearing in the following sections: “The Solicitation or Recommendation — Reasons for the Recommendation — Supportive Factors — Opinion of Financial Advisor”; and “The Solicitation or Recommendation — Opinion of Financial Advisor to the Designated Directors to the Board of Directors of Corel”; and “The Solicitation or Recommendation — Summary of Financial Analysis Used by Genuity.”
The following is inserted before Item 1:
“SPECIAL FACTORS
1. Purpose of and Reasons for the Offer and Plans or Proposals.
Under the current SEC interpretative guidance, the Company is deemed to be engaged in the Offer for purposes of Rule 13e-3 of the Securities Exchange Act of 1934 and required to file a Rule 13E-3 Transaction Statement with respect to the Offer and to make certain disclosures to its shareholders, including disclosures regarding the reasons for the structure of the Offer, plans for the Company following the consummation of the Offer and alternatives considered, as a result of its recommendation that shareholders tender their Shares in the Offer. Because all of these specified matters are within the complete discretion and control of Vector, the Company’s disclosures set forth below in this Item 1 regarding these matters have been exclusively derived from the Schedule TO. The Company takes no responsibility for the accuracy or completeness of such information, or for any failure by the parties to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of such information.
According to the Schedule TO:
Purpose of and Reasons for the Offer. The purpose of the Offer is for Vector to increase its ownership of the Shares from the current level of approximately 68.3% to 100% of the outstanding Shares. Vector intends to acquire for cash as many Shares as possible not already owned by it or its affiliates as a first step in acquiring the entire equity interest in the Company. If the Offer is successful, Vector will acquire any Shares not tendered in the Offer by way of a compulsory acquisition or a subsequent acquisition transaction, in each case for cash consideration per Share equal in value to the Offer Price.
Vector believes that the decline in revenue that the Company has experienced is a result of numerous factors, including, among others, disruption and recession in the principal economies where the Company markets its products, gains by the Company’s competitors in acquiring market share and failure by the Company to timely or successfully introduce new products and new versions of existing products. However, Vector also believes the Company’s core products and strategy address a significant market opportunity. To achieve market acceptance of its products, revenue growth and long-term profitability, Vector believes the Company will be required to invest substantially in updating its existing products and introducing new products while at the same time ensuring that its cost structure is aligned with its revenue expectations. This transition will require time and may not prove successful. As evidenced by the Company’s actions to prepay principal on its credit facility to maintain debt covenant compliance in fiscal 2009, the Company is likely to continue to require additional capital as it undertakes this transition. Vector believes the continuing costs of being a public company exacerbate the Company’s difficulties in maintaining debt covenant compliance. In addition, Vector believes that to re-establish market leadership, the Company will need to undertake acquisitions to consolidate its currently fragmented market, although Vector does not currently have any arrangement, understanding or plans with respect to any specific acquisitions. Vector does not believe that the Shares presently represent an attractive currency for completing such acquisitions and, as such, Vector believes that executing such a consolidation strategy may require a substantial amount of additional cash.
In addition to the strategic and operational challenges facing the Company, the Company faces substantial near-term risk of defaulting under the financial covenants of its credit facility, as described further below in “Special Factors—Section 4—Company Financial Projections.” As described below, Vector believes that the Company effectively has three options for maintaining compliance with its total leverage to EBITDA covenant at November 30, 2009:
•	Pay down principal before November 30. Based on management projections disclosed elsewhere herein, a sufficient payment to guarantee covenant compliance — which would need to be made based on estimates before the Company knows its final results for the quarter — would leave the Company with working capital well below what Vector understands the Company’s management considers necessary to operate the business.

•	Seek an amendment or waiver of the covenant. Since the commencement of the Offer, management has explored with the Company’s lenders the possibility of an amendment or waiver of the covenant, and based on these interactions Vector believes that in present circumstances such a remedial measure may not be available on reasonable terms, or at all. Vector further believes that even if such an amendment or waiver were available, the cost would further tax the Company’s increasingly scarce capital resources.

•	Raise equity capital. Under certain circumstances, new common equity can be counted as EBITDA for purposes of satisfying the covenant. In combination with a pay-down of principal, new equity capital would help the Company meet its near term working capital requirements in a sustainable manner.
For the reasons discussed above and elsewhere in the Offer to Purchase, Vector believes any long-term solution for the Company will require the Company to raise substantial new equity capital. Vector believes that an investment of the magnitude required in the Company by Vector would be extremely dilutive to minority shareholders. In addition, such an investment by Vector while the Company is public would require compliance with stock exchange rules regarding related-party transactions and could require a shareholder vote. All of these factors introduce risks and uncertainties regarding Vector’s ability to invest additional capital on a timely basis, if at all, while the Company is public. Finally, Vector believes that if it is going to commit new equity financing to the Company using funds from its limited partners under present circumstances, it will need the operational and strategic control of the Company that can only come with total ownership in order to safeguard that investment. In addition, Vector does not believe such equity financing is available from third parties, and is not willing to sustain the dilution that result from raising such capital if it were available.
There can be no assurance that the Company will successfully meet the challenges described above, and it could fail. While in Vector’s view there is substantial uncertainty regarding the Company’s prospects and the general economy as well as a need for restructuring of the Company, if the Offer and the second-step acquisition are successful, Vector would bear all of these risks.

For these and other reasons, Vector has concluded that this is the appropriate time to pursue the acquisition of the Company. Vector believes that proceeding with the Offer at this time will afford the Company’s shareholders who are unaffiliated with it the ability to dispose of their Shares at a premium over the market price at the time that Vector announced the Offer.
In structuring the transaction as a tender offer followed by a second-step acquisition, Vector has considered, among other things, the following:
•	No separate approval of the Company’s Board of Directors or the Designated Directors is required for the Offer, as the Offer is being made directly to the Company’s shareholders.

•	A tender offer followed by a second-step acquisition transaction is a typical means of effecting a going-private transaction.

•	The structure of the transaction provides all of the Company’s shareholders unaffiliated with Vector with the opportunity to participate in the Offer.

•	Those shareholders of the Company who elect not to tender their Shares in the Offer will receive the same consideration in the second-step acquisition that Vector pays in the Offer, subject to a right to dissent from such transaction and demand payment of the fair value of their Shares under Canadian law. If the statutory procedures are complied with, this right could lead to judicial determination of fair value required to be paid (which could be more or less than the Offer Price) to such dissenting shareholder for their Shares.
Plans for the Company After the Offer and the Second-Step Acquisition. In connection with the Offer and the second-step acquisition, Vector expects to review the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to consider and determine what changes, if any, would be appropriate or desirable following the Offer and the second-step acquisition in order to best organize the activities of the Company. In particular, following the Offer and the second-step acquisition, Vector plans to change the Company’s Board of Directors by electing persons as directors of the Company who likely will be employees or officers of the Offeror or its affiliates, and may also consider material changes in the present dividend policy, indebtedness and capitalization of the Company and may consider pursuing acquisition opportunities through the Company. In addition, Vector may take actions to achieve potential scale efficiencies. Vector expressly reserve the right to make any changes that Vector deems necessary, appropriate or convenient in light of our review or of future developments. Such changes could include, among other things, changes in the Company’s business, corporate structure, articles of incorporation, capitalization (whether arising from refinancing or otherwise), management or dividend policy.
Vector believes that the employees of the Company are a crucial asset to the business and operations of the Company and wishes to minimize any concerns that the Company’s employees may have regarding the Offer and the second-step acquisition. Vector understands that it will be necessary to incentivize the Company’s employees to remain with the Company following the completion of the Offer and the second-step acquisition. Vector also intends to work with the Company’s management to minimize disruption to the Company’s workforce.
Except as otherwise described in the Offer to Purchase, Vector has no current plans or proposals or negotiations that relate to or would result in (i) an extraordinary corporate transaction, such as a merger (other than the second-step acquisition), reorganization or liquidation involving the Company or any of its subsidiaries; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (iv) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Company Board or to change any material term of the employment contract of any executive officer; or (v) any other material change in the Company’s corporate structure or business.

As a result of the Offer, Vector’s direct and indirect interest in the Company’s net book value and net earnings will increase to the extent of the number of Shares acquired under the Offer. Following consummation of the second-step acquisition, Vector’s indirect interest in such items will increase to 100%, and Vector will be entitled to all benefits resulting from that interest, including all income generated by the Company’s operations and any future increase in the Company’s value. Similarly, Vector will also bear the risk of losses generated by the Company’s operations and any decrease in the value of the Company after the second-step acquisition. Upon completion of the second-step acquisition, the Company will become a privately held corporation. Accordingly, present shareholders other than Vector will not have the opportunity to participate in the earnings and growth of the Company after the second-step acquisition and will not have any right to vote on corporate matters. Similarly, present shareholders other than Vector will not face the risk of losses generated by the Company’s operations or decline in the value of the Company after the second-step acquisition.
2. Position of the Company Regarding Fairness of the Offer
The Designated Directors have unanimously determined, on behalf of the Company, that the Offer Price is fair to the unaffiliated shareholders of the Company.
In arriving at their determination, the Designated Directors carefully considered all aspects of the Offer (including presentations from Vector), discussed the Offer and the Company’s business and prospects with senior members of the Company’s management and received the benefit of advice from their legal and financial advisors.
Supportive Factors
In reaching their determination, the Designated Directors considered numerous factors, including the following material factors which the Designated Directors believe support their decision:
Opinion of Financial Advisor. Genuity Capital Markets was retained to assess the Offer and to provide advice to the Designated Directors in connection with the Offer. The Designated Directors considered its discussions with, and the analysis of, its independent financial advisor, Genuity Capital Markets, and Genuity Capital Markets’ written opinion that, as of November 15, 2009 and based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion, that the consideration proposed to be paid to the holders of Shares (other than Vector and its affiliates) pursuant to the Offer is fair, from a financial point of view, to such holders. The full text of the written opinion of Genuity Capital Markets, dated November 15, 2009, which sets forth assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken in rendering the opinion is attached as Annex 1. Shareholders are urged to read the opinion carefully and in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken in rendering the opinion.
The opinion addresses only the adequacy of the consideration offered under the Offer from a financial point of view and is directed to the Designated Directors. The description and the opinion do not constitute a recommendation to any shareholder as to whether they should tender their Shares to Vector pursuant to the Offer.
Further discussion of the written opinion of Genuity Capital Markets and the report it provided to the Designated Directors on November 15, 2009, is contained under the captions “Special Factors — Reports, Opinions, Appraisals and Negotiations” and “The Solicitation or Recommendation — Opinion of Financial Advisor to the Designated Directors of the Board of Directors of Corel”. The Designated Directors considered all of the factors, analyses and conclusions of its financial advisor described under the captions “Special Factors — Reports, Opinions, Appraisals and Negotiations”, “The Solicitation or Recommendation — Opinion of Financial Advisor to the Designated Directors of the Board of Directors of Corel”, and “The Solicitation or Recommendation — Summary of Financial Analysis Used by Genuity”.
Premium. The Offer represents a premium of 27.8% to the closing price of the Shares on October 28, 2009, the last market close preceding the announcement of the original Offer, and a premium of 33.8% to the volume weighted average price of the Shares for the 20-trading day period ending October 28, 2009, in each case notwithstanding that Vector controlled approximately 68.3% of the issued and outstanding Shares. In addition, the Offer Price will be paid entirely in cash, which provides certainty of value.
Realize Immediate Value. The all-cash consideration offered in the Offer permits the shareholders to immediately realize a fair price without incurring the inherent risks of the Company’s business including, among others, competitive threats, potential claims from third parties and the recent disruption in the overall economy and financial and credit markets.
Unlikelihood of an Alternative Value Maximizing Transaction. Vector beneficially owns approximately 68.3% of the issued and outstanding Shares through which it has the power to elect the Board. Vector therefore has the power to direct the Company’s policies, including any decision to merge or sell the Company. As a result, no alternative value maximizing transaction can occur without Vector’s cooperation and consent. Vector has informed the Company that it is not considering a sale of its Shares to any third party and that, in its view, no transaction other than an acquisition of the Company by Vector would be appropriate or successful. Accordingly, there is no reasonable prospect of an alternative transaction being available to the unaffiliated shareholders. As a result, it was the view of the Designated Directors that maintaining the Company as a publicly traded company likely meant that shareholders could only reasonably expect to realize trading values for their Shares that were likely to be significantly less than the Offer Price in the near term and possibly longer.
Business, Economic and Market Conditions. The Designated Directors considered information concerning the business, operations, assets and financial condition of the Company as well as its historical operating results and its future prospects. The Designated Directors also considered current industry, economic and market conditions and trends potentially affecting the Company. Specifically, the Designated Directors considered the following:
•	The Company suffered a significant decline in revenue and profitability over the past 12 months. Revenue during the 9 months ended August 31, 2009 was down 29% compared with the same period in 2008. The revenue decline has occurred across all product lines of the business. In the view of the Designated Directors, the revenue declines experienced by the Company were greater than those experienced by many other similarly situated software companies and the Company may not be able to continue pre-2009 revenue levels. The Designated Directors believe that it is likely that expense reductions will be required to improve the Company’s profitability in the short term but at the same time recognize that any cost-cutting restructuring initiatives implemented to improve profitability could have the effect of damaging the Company’s long term prospects.

•	The Company’s lack of significant tangible assets (such as land, buildings and equipment) limits the ability of the Company to monetize certain assets to retain financial flexibility in a difficult economic environment.

•	The loss of a significant OEM customer during Q3 2009. Many of the Company’s digital media products rely on distribution through one or more OEM manufacturers. The loss of one of the Company’s larger OEM customers is expected to have a meaningful impact on digital media revenues over the next several fiscal quarters.

•	In many of the market segments in which the Company operates, competitive activity has increased over the past 12 months. The OEM channel is a key market segment for the Company’s digital media segment and this segment has seen a meaningful increase in competition. Many of the Company’s products are discretionary type purchases making the Company’s revenue particularly sensitive to the overall economic environment. Additionally, many of the Company’s products have strong market positions in emerging markets which were impacted severely during the economic slowdown. It is unclear how quickly these economies will recover, and what the longer term impact will be on the Company’s revenue from these markets.

Liquidity. The Designated Directors have taken into account the historical market prices and trading information of the Shares on the Toronto Stock Exchange and the NASDAQ, including the lack of liquidity for shareholders and the risk of further price erosion. The Designated Directors have also considered the significant deterioration in the financial markets, which has had a number of consequences, including creating a larger disparity between current trading prices of equity securities and the potential long-term values of equity securities, creating a larger disparity between current multiples of equity securities and historical multiples and making financial metrics from periods prior to the financial crisis beginning in the fourth quarter of 2008 less relevant to current analyses.
Likelihood of Completion. Vector’s obligation to complete the Offer is subject to a limited number of conditions that the Designated Directors believe are reasonable under the circumstances. Moreover, Vector, which was founded in 1997, is a respected value investor in established technology businesses and currently manages over $2 billion in equity capital. In light of the foregoing, the Designated Directors believe that if a sufficient number of Shares are tendered into the Offer the transaction is likely to be completed in accordance with its terms and within a reasonable time.
Debt Considerations. The Company is subject to restrictive covenants under its credit facility that impose operating and financial restrictions on the Company. As a result of certain one-time charges expected to be incurred during the Company’s first fiscal quarter in 2010, the Company currently anticipates it will not be in compliance with the total leverage debt covenant under the credit facility at the end of the Company’s first fiscal quarter in 2010. The Company has explored modifying the definitions of such covenant tests to exclude certain one time charges from the calculation, but has determined the costs associated with any changes to the existing credit facility or refinancing to be prohibitive. Therefore, the Company expects that within 45 days following the end of its first fiscal quarter in 2010, it will likely need to effect an “equity cure” under such credit facility. The equity cure provision of the credit facility agreement provides for the Company to apply the proceeds from an equity offering (within certain limitations as fully described in the credit facility agreements) directly towards EBITDA (as defined in such credit facility agreements) for the period for the purpose of calculating the total leverage test. Although the Company currently believes that the ability to apply an equity cure in an amount between $5 million and $10 million within 45 days of the end of the Company’s first fiscal quarter in 2010 will be available to the Company and would be sufficient to prevent the Company from violating the total leverage covenant test at the end of the Company’s first fiscal quarter in 2010, the ability of the Company to do so is uncertain. If the Company cannot effect an equity cure on terms that are reasonable or at all, this may have an adverse effect on the Company. The issuance of equity securities necessary to raise this capital could result in substantial dilution to the Company’s existing stockholders.
Tender Offer Structure. The Designated Directors took into account the structure of the transaction as a tender offer, particularly the Minimum Tender Condition (as defined below) and Vector’s statement of intention to acquire non-tendered Shares for consideration per Share in cash equal to the Offer Price pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction.
Potentially Negative Factors
The Designated Directors also considered a variety of risks and other potentially negative factors concerning the Offer, including the following:
•	the fact that Vector’s interest in acquiring the Shares for a lower price is contrary to the financial interest of the unaffiliated shareholders in selling their Shares for a higher price and that the Offer Price may not necessarily ascribe full value to potential future improvements in revenues that may result from improvement in the economy, and the Offer Price might have been higher if it took into account a more robust improvement of the economy or if Vector undertook the Offer at a later date;

•	the fact that, in the Company’s initial public offering in April 2006, Shares were sold at a price of $16.00 and, until December 2008, traded at prices higher than the Offer Price;

•	the fact that many shareholders purchased their Shares at prices in excess of the Offer Price; and

•	as Vector has indicated in an exhibit to its Tender Offer Statement, as a private company, the Company will have a far wider range of options available in order to surmount its present difficulties and the Company will be in a stronger position to execute its business plan, mergers and acquisitions and divestitures, and that the unaffiliated shareholders will not have an opportunity to participate in these benefits.
Procedural Fairness
The Designated Directors recognized from the outset that they lacked the authority to block the Offer and that, while they had the option to recommend (on behalf of the Company) in favor of or against the Offer, or to remain neutral with respect to the Offer, Vector was not bound to react or modify its Offer in any way in response to the Designated Directors’ determinations with respect to the Offer. The Designated Directors believe, however, that Vector nonetheless engaged the Designated Directors in extensive and serious negotiations which ultimately resulted in the increase in the Offer Price to a price reflecting a 19.4% increase over the $3.35 per Share price indicated by Vector on October 23, 2009 and a 14.3% increase over the $3.50 per Share price offered to shareholders on October 28, 2009. In addition, the Designated Directors have determined, on behalf of the Company, that the Offer is procedurally fair to the unaffiliated shareholders based on the following factors:
•	providing for the Designated Directors, who have no material affiliation with Vector and believe that they have interests that are aligned with the interests of the unaffiliated shareholders and opposed to Vector’s interests, to consider the Offer on behalf of the Company;

•	allowing the Designated Directors time to analyze the Offer with the assistance of the Designated Directors’ independent legal and financial advisors, selected and engaged directly by the Designated Directors;

•	the Offer being conditioned upon there being validly tendered and not withdrawn on or prior to the expiration of the Offer a number of Shares representing at least a majority of the aggregate number of outstanding Shares (calculated on a fully-diluted basis as of the date the Shares are accepted for payment pursuant to the Offer) not beneficially owned by Vector and the votes attaching to which shall be qualified to be included as votes in favor of any Subsequent Acquisition Transaction in determining whether minority approval (as construed under applicable Canadian securities law) has been obtained in respect thereof (the “Minimum Tender Condition”);

•	the tender offer structure that allows each of the Company’s shareholders to be able to decide voluntarily whether or not to tender such shareholder’s Shares in the Offer; and

•	that unaffiliated shareholders who do not tender their Shares in the Offer will have the right under a second-step acquisition to dissent and demand payment of the fair value of their Shares.
The Designated Directors did not consider alternative structures to the Offer because the Offer was made independently by Vector, without the participation of the Company. Likewise, the Designated Directors did not consider Vector’s determination to make the Offer at this time, as such determination is within Vector’s complete discretion and control.
The foregoing discussion of the factors reviewed by the Designated Directors is not intended to be exhaustive. In view of the wide variety of factors considered in connection with their evaluation of the Offer, the Designated Directors did not find it practicable to, and therefore did not, quantify or otherwise assign relative weight to specific factors or methodologies in reaching their conclusions. In addition, individual Designated Directors may have given different weight to different factors.
The Designated Directors considered the possibility that, if the Offer is withdrawn, the market trading price of the Shares may decline from current levels, because of current stock market conditions and other factors. There can be no assurance that the trading price of the Shares will not decline if the Offer is withdrawn.

Shareholders should consider the Offer carefully and come to their own conclusions as to acceptance or rejection of the Offer. Shareholders who are in doubt as to how to respond should consult with their own investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor. Shareholders are advised that acceptance of the Offer may have tax consequences and that they should consult their tax advisors.
In reaching its conclusion as to fairness, the Designated Directors did not consider the liquidation value of the Company’s assets because it considers the Company to be a viable going concern. Consequently, no appraisal of liquidation value was sought for purposes of valuing the Shares, and the Designated Directors believe that the liquidation value of the Company is irrelevant to a determination as to whether the Offer is fair to unaffiliated shareholders. Further, the Designated Directors did not consider net book value, which is an accounting concept, as a factor because it believed that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs. The Company’s net book value per Share as of August 31, 2009, calculated by dividing shareholders’ equity (deficit) by the number of Shares outstanding, was ($0.39).
The Company did not separately consider the Company’s going concern value as it believes that such value is adequately reflected in the various analyses summarized in “Special Factors — Reports, Appraisals and Negotiations”, “The Solicitation or Recommendation — Reasons for the Recommendation — Supportive Factors — Opinion of Financial Advisor” and “The Solicitation or Recommendation — Summary of Financial Analysis Used by Genuity” that the Designated Directors used in making its determination.
3. Reports, Opinions, Appraisals and Negotiations
Opinion of Financial Advisor to the Designated Directors of the Board of Directors of Corel
The Designated Directors formally retained Genuity as their financial advisor in connection with the Offer on October 19, 2009. In connection with this engagement, at a November 15, 2009 meeting of the Designated Directors, Genuity rendered its written opinion that, as of November 15, 2009 and based upon and subject to the factors and assumptions set forth in the written opinion, that the Offer Price to be paid to the holders of Shares (other than Vector and its affiliates) pursuant to the Offer is fair, from a financial point of view, to such holders.
The full text of the written opinion of Genuity, dated November 15, 2009, which sets forth assumptions made, matters considered, and limits on the scope of review undertaken, is attached as Annex I to this Schedule 14D-9. Genuity’s opinion, which is addressed to the Designated Directors, is directed only to the fairness, from a financial point of view, to the holders Shares (other than Vector and its affiliates) of the Offer Price to be received by such holders. Genuity’s opinion does not constitute a recommendation to our Designated Directors or any holder of Corel common stock as to whether to tender into the Offer. Genuity expressed no opinion as to the price at which the Shares or any other securities would trade at any future time. In addition, Genuity did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by the officers, directors, or employees of Corel, or any class of such persons, in connection with or as a result of the Offer. Genuity’s opinion was authorized for issuance by a Fairness Opinion Committee of Genuity. The summary of the opinion of Genuity set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. Holders of Shares (other than Vector and its affiliates) are urged to read this opinion in its entirety. Genuity has consented to the reproduction of its opinion in this Schedule 14D-9.
In connection with rendering the opinion described above and performing its related financial analyses, Genuity, among other things:
•	Reviewed publicly available financial statements and documents

•	Reviewed certain internally prepared financial information

•	Reviewed fiscal 2009 budget prepared by management

•	Held discussions with members of the senior management of Corel regarding their assessment of the past and current business operations, financial condition, and future prospects of Corel

•	Reviewed reported prices and trading activity for the Shares

•	Compared certain financial and stock market information for Corel with similar information for certain other companies the securities of which are publicly traded

•	Reviewed the publicly available financial terms of certain reference transactions

•	Performed other valuation and comparative analyses, including:

•	Discounted cash flow analysis; and

•	Analysis of premiums paid in other public merger transactions
•	Reviewed the Offer and related documents

•	Performed various other analyses and considered such other factors as deemed appropriate
For purposes of rendering the opinion described above, Genuity relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it. Genuity did not express any opinion as to the impact of the Offer on the solvency or viability of Corel, its respective ability to pay its obligations when they come due or its compliance with applicable laws.
Genuity’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Genuity as of, November 15, 2009 and Genuity assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion.
Summary of Financial Analysis Used by Genuity
The following is a summary of the material financial analysis underlying Genuity’s opinion, dated November 15, 2009, delivered to the Designated Directors in connection with the Offer at a meeting of the Designated Directors on November 15, 2009. The order of the analyses described below does not represent the relative importance or weight given to those analyses by Genuity or by the Designated Directors. Considering such data without considering the full narrative description of the financial analysis could create a misleading or incomplete view of Genuity’s financial analysis.
In arriving at its opinion, Genuity did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Genuity believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.
Historical Stock Trading Analysis
Genuity analyzed the performance of the Shares on Nasdaq between October 28, 2008 and October 28, 2009 (the day the Offer commenced). During this period, the Shares achieved a closing price high of $5.07 on October 30, 2008, and a closing price low of $1.37 on April 8, 2009. The results of this analysis are summarized below.

	Price	Implied Premium
Last closing price prior to announcement of Offer	$3.13	27.8%
5-day volume weighted average price (“VWAP”)[1]	$3.12	28.2%
10-day VWAP	$3.10	29.1%
20-day VWAP	$2.99	33.8%
30-day VWAP	$2.95	35.6%
90-day VWAP	$2.54	57.5%
Selected Public Companies Analysis
Genuity compared certain operating, financial, trading, and valuation information for Corel to certain publicly available operating, financial, trading, and valuation information for thirteen selected companies, each of which Genuity believes to have a business model reasonably similar, in whole or in part, to that of Corel. These selected companies included:
Group A:
•	Avid Technology

•	Cyberlink Corporation

•	Sonic Solutions

•	RealNetworks

•	DivX Inc.

•	Magix
Group B:
•	Microsoft Corporation

•	Adobe Systems

•	Symantec Corporation

•	Intuit Inc.

•	McAfee Inc.

•	Autodesk Inc.

•	Nuance Communications
Genuity believes that Group A reference companies have business models which better reflect Corel’s current business model, its market share relative to market shares of the reference companies in their respective user markets, and have a product mix with similar characteristics to that of Corel. Genuity analyzed Group B reference companies to assess their trading and valuation metrics as the dominant players in their respective user markets, however Genuity did not assign any weight to the relative trading and valuation metrics of the Group B reference companies. Genuity determined that these companies were unsuitable as reference companies based on several

[1]	Volume weighted average price is the ratio of the value traded to total volume traded over a particular time horizon.

factors including but not limited to significant differences in business models, product mix, user markets or geographic coverage
For each of the selected reference companies, Genuity analyzed the multiples of enterprise value (calculated as the sum of the value of common equity on a fully diluted basis and the value of net debt) divided by (i) actual or projected revenue and (ii) actual or projected earnings before interest, income taxes, depreciation, and amortization, or EBITDA (adjusted for nonrecurring income and expenses), for the twelve month period ending with the date of their most recent financial statements and fiscal years 2009 and 2010. Genuity also analyzed the multiples of equity value per share divided by the diluted EPS (adjusted for nonrecurring income and expenses) for the twelve month period ending with the date of their most recent financial statements and fiscal years 2009 and 2010. Genuity reviewed the mean, median, adjusted mean (using the range of up to 1.5x standard deviations from the mean), low and high relative valuation multiples of the selected companies and compared them to corresponding trading multiples for Corel on October 28, 2009.
Genuity believes that EBITDA multiples are more relevant than revenue and EPS multiples. There is lack of publicly available information regarding levels of royalty revenue recognized by the reference companies which does not allow for true comparability between Corel and the reference companies. EPS multiples of Group A companies are mostly negative or non-meaningful, while EPS multiples of Group B companies reflect these companies’ dominant position in their user markets which Corel does not currently have.
The results of the selected public company analysis are summarized below:

Multiple	Corel	Median	Adjusted Mean	Low	High
Enterprise Value/EBITDA
FY2009E	5.5x	6.2x	6.1x	5.1x	7.1x
FY2010E	5.0x	4.1x	4.8x	3.9x	5.8x
The Low and High range were calculated using 0.5x of the standard deviation around the Adjusted Mean which Genuity then applied to the relevant Corel EBITDA metrics, using Genuity’s forecast which was developed based on their discussions with the members of senior executive team of Corel, to determine a range of implied Corel enterprise values. After adjusting for Corel’s capitalization, Genuity reviewed the range of per share prices derived in the selected public companies analysis as of November 11, 2009 and compared them to the Offer Price of $4.00 for each Share.
The results of the selected public companies analysis are summarized below:

Multiple	Low	High
Enterprise Value/EBITDA
Average FY2009E and FY2010E	$3.61	$6.48
Selected Transactions Analysis
Genuity derived a range of potential values for Corel relative to select mergers and acquisitions involving companies that Genuity believed to have similar business models, in whole or in part, to that of Corel and were announced and completed between January 2004 and September 2009.

Genuity analyzed historical mergers and acquisitions transactions for compression targets and other packaged software targets to better reflect Corel’s diversified product mix and a relatively high cashflow contribution from WinZip.
The selected transactions considered included:
Compression
•	Novacap’s acquisition of PKWARE Inc. closed in September 2009

•	Google’s pending acquisition of On2 Technologies

•	Thoma Cressey Bravo’s acquisition of Acresso Software closed in April 2008

•	Corel’s acquisition of WinZip closed in May 2006

•	Vector Capital’s acquisition of WinZip closed in July 2005

•	Smith Micro Software’s acquisition of Allume Systems closed in July 2005

•	IMSI’s acquisition of Aladdin Systems closed in April 2004
Packaged Software
•	Autodesk’s acquisition of Softimage closed in November 2008

•	Vector Capital’s acquisition of Aladdin Knowledge Systems closed in January 2009

•	Parametric Technology’s acquisition of CoCreate Software GmBH closed in November 2007

•	Esko NV’s acquisition of Artwork Systems Group closed in November 2007

•	Avanquest Software’s acquisition of Nova Development closed in January 2007

•	Corel’s acquisition of InterVideo closed in December 2006

•	InterVideo’s acquisition of Ulead closed in December 2006

•	Adobe’s acquisition of Macromedia closed in December 2005

•	Avid Technology’s acquisition of Pinnacle Systems closed in August 2005

•	Sonic Solutions’ acquisition of Roxio closed in December 2004
Genuity examined valuation multiples of transaction enterprise value compared to the revenue and EBITDA (adjusted for non-recurring income and expenses) of the target companies, in each case for the reported twelve month period prior to announcement of the transaction, where such information was publicly available. Genuity reviewed the adjusted mean of relative valuation multiples of the selected transactions and compared them to corresponding multiples for Corel as of October 28, 2009.
The results of the selected transactions analysis are summarized below:

Multiple	Adjusted Mean	Low	High
Enterprise Value/Trailing twelve months:
EBITDA — WinZip	4.4x	3.5x	5.3x
EBITDA — Residual Corel	8.3x	6.6x	10.0x

The Low and High range were calculated using 0.5x of the standard deviation around the Adjusted Mean which Genuity then applied to the relevant WinZip and Residual Corel (defined as all other assets of Corel excluding WinZip) metrics to determine a range of implied Corel enterprise values. This range was reduced using a control premium discount (25% to 40%), reflecting Vector’s current majority position. After adjusting for Corel’s capitalization, Genuity reviewed the range of per share prices derived in the selected transactions analysis and compared them to the Offer Price of $4.00 for each Share.
The results of the selected transactions analysis are summarized below:

Multiple	Low	High
Enterprise Value/Trailing twelve months:
Combined WinZip and Residual Corel EBITDA	$3.59	$5.25
No transaction utilized in the selected transactions analysis is identical to the Offer, including the timing or size of the transactions, and, accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning Corel’s financial and operating characteristics and other factors that would affect the selected transactions to which Corel is being compared.
Premiums Paid Analysis
Genuity analyzed the premiums paid in Canadian and U.S. insider bid transactions with a minimum transaction enterprise value of $20 million that were announced and completed between January 1999 and November 2009.
Genuity’s analysis was based on the one-day and four-week implied premiums paid in such transactions. The implied premiums in this analysis were calculated by comparing the publicly disclosed transaction price to the target company’s one-day and four-week stock price prior to the announcement of each of the applicable transactions. Genuity used this analysis to determine a suitable range of 25% to 40% premium which resulted in illustrative values per Share ranging from $3.74 to $4.19 based on the 20-day volume weighted average price of $2.99 and $3.91 to $4.38 based on the pre-announcement price of $3.13.
Discounted Cash Flow (“DCF”) Analysis (“DCF Analysis”)
Genuity performed an illustrative discounted cash flow analysis on WinZip and Residual Corel using the forecast that was created by Genuity based on its discussions with the members of the senior executive management team of Corel. Two separate DCF analyses were performed:
•	WinZip 15-Year Horizon Case: Assumes WinZip is wound down by year 2025; and

•	WinZip Going-Concern Case: Assumes WinZip will incur increased levels of R&D to maintain its competitive advantage through product innovation;
with the Residual Corel cash flows similar under both scenarios.
Genuity calculated illustrative indications of DCF value per Share applying perpetuity growth rates ranging from (1.0%) to 1.0% and discount rates ranging from 16.2% to 20.2%. The perpetuity growth rates used in this analysis were selected by Genuity based upon several factors, including an analysis of EBITDA multiples for Corel based on the LTM period ended August 30, 2009 and EBITDA multiples of selected companies that exhibited similar business characteristics to Corel. The discount rates used in this analysis were derived by Genuity utilizing a weighted average cost of capital analysis, based on certain financial metrics, including betas, for Corel. This analysis resulted in illustrative values per Share ranging from $3.45 to $4.73.

Debt Considerations
Genuity considered the ability of the Company to maintain compliance with the restrictive covenants under its existing credit facility based upon available information. In Genuity’s view, assuming certain one-time charges are incurred in Q1 2010, the Company would not be in compliance with the total leverage debt covenant at the end of Q1 2010. The Company’s credit facility provides for an “equity cure” in the event of covenant default whereby the Company can apply the proceeds from an equity offering (within certain limitations as fully described in the credit facility agreements) directly towards EBITDA (as defined in such credit facility agreements) for the purpose of calculating the total leverage ratio. Genuity believes that the ability to apply an “equity cure” in an amount between $5mm and $10mm within 45 days of the end of Q1 2010 will be available to the Company, and would be sufficient to prevent the Company from violating the total leverage covenant test at the end of Q1 2010. If the Company cannot effect an equity cure on terms that are reasonable or at all, this may have a material adverse effect on the Company. The issuance of equity securities necessary to raise this capital could result in substantial dilution to the Company’s existing stockholders.
Additional Considerations
The foregoing summary describes all analyses and quantitative factors that Genuity deemed material in its presentation to the Designated Directors but is not a comprehensive description of all analysis performed and factors considered by Genuity in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. In arriving at its fairness determination, Genuity did not assign specific weights to any particular analysis.
The analyses conducted by Genuity were prepared solely for the purpose of enabling Genuity to provide its opinion to the Designated Directors as to the fairness, from a financial point of view, of the Offer Price to be received by holders of Shares (other than Vector and its affiliates) pursuant to the Offer. The analyses are not appraisals nor do they necessarily reflect the prices at which assets or securities actually may be sold. In performing its analyses, Genuity made, and was provided by Corel’s management with, numerous assumptions with respect to industry performance, general business, economic, and regulatory conditions and other matters, many of which are beyond our control. The analyses performed by Genuity, particularly those based on forecasts, are not necessarily indicative of actual values, trading values, or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses at the time of the opinion delivery. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond Corel or its advisors’ control, none of the Company, Genuity or any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions. All such analyses were prepared solely as a part of Genuity’s analysis of the fairness, from a financial point of view, to holders of Shares (other than Vector and its affiliates) of the Offer Price to be received by such Holders. Genuity expressed no opinion on the relative merits of the Offer compared to any alternative transaction that might be available to the Company. Genuity’s opinion is directed to the Designated Directors and is intended for their use in their consideration of the Offer but it does not address the underlying decision by our Board of Directors to pursue the proposed offer. Corel placed no limits of the scope of the analysis performed, or opinion expressed, by Genuity. The Designated Directors selected Genuity as financial advisor in connection with the tender offer based on Genuity’s qualifications, expertise, reputation, and experience in mergers and acquisitions. For services rendered in connection with the delivery of its opinion, the Company has agreed to pay Genuity for its financial advisory services (i) a work fee of $50,000 per month commencing October 2009 and continuing until July 2010; provided that the work fee will be payable for the entire period upon the termination or conclusion of the engagement, if any one of the Designated Directors ceases to be a director of the Company or if the Company no longer has public securityholders, (ii) an opinion fee of $300,000 if an opinion is requested by the Designated Directors and provided, regardless of the outcome of such opinion, (iii) an additional opinion fee of $150,000, if an additional opinion is requested by the Designated Directors and provided, regardless of the outcome of such opinion, and (iv) an incentive fee of up to $400,000, payable in the discretion of the Designated Directors, provided, that should any of the Designated Directors no longer be a director of the Company and at such time the Designated Directors have not determined such fee, then the incentive fee is automatically set at $200,000. In addition, the Company has agreed to reimburse Genuity for its expenses incurred in connection with its services, including the fees and expenses of its legal counsel, and will indemnify Genuity against certain liabilities, including liabilities arising under securities laws.
Genuity is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, and similar transactions. In the ordinary course of business, Genuity may trade in the securities of the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.
Other than the engagement of Genuity by the Designated Directors described in this section, there are no existing or contemplated material relationships or arrangements for future services, nor have any such relationships or arrangements existed or been contemplated during the past two years, involving or resulting in the payment or receipt of compensation between Genuity or its affiliates and any party to the transaction or their respective affiliates.”
4. Company Financial Projections
Certain Projections. The Company does not as a matter of course make detailed public projections as to future operating performance, earnings or other results due to the unpredictability of the underlying assumptions and estimates. However, in connection with the due diligence review of the Company by the Offeror, the Company provided to the Offeror non-public internal financial forecasts and certain other information regarding the Company’s anticipated future operations for the fourth quarter of fiscal 2009 and for fiscal 2010 and other matters. A summary of this information is set forth below.
The internal financial forecasts and other forward-looking information were prepared by management of the Company and have not been approved by the Company’s Board of Directors or the Designated Directors. The internal financial forecasts and other forward-looking information were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. The financial projections do not comply with generally accepted accounting principles. In addition, the projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The internal financial forecasts and other forward-looking information were prepared by employees of the Company without the assistance of the Offeror or any of its affiliates. The summary of these internal financial forecasts and other information is not being included in this Schedule 14D-9 to influence your decision whether to tender your shares in the Offer, but because these internal financial forecasts were made available by the Company to the Offeror.
These internal financial forecasts and other information were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company and its management. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, the potential failure of the Company to develop competitive products; factors affecting pricing; fluctuations in demand and revenues; factors affecting operating expenses and potential unanticipated charges; the failure to retain key management and technical personnel of the Company; risks associated with pending or any future litigation; risks related to the Company’s ability to maintain compliance with the covenants in its credit facility; adverse reactions to the Offer by customers, suppliers and strategic partners and other risks and uncertainties described in the Company’s report on Form 10-K filed with the SEC for the fiscal year ended November 30, 2008 and the Company’s report on Form 10-Q for the period ended August 31, 2009. In addition, the internal financial forecasts and other information may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial forecasts and other information were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions, financial market conditions and conditions in the information technology and software markets, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company and its management. The internal financial forecasts and other information also reflect assumptions as to certain business decisions that are subject to change.
Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of these internal financial forecasts and other information in this Schedule 14D-9 should not be regarded as an indication that any of the Offeror, the Company or their respective affiliates, advisors officers, directors, partners, members or representatives considered or consider the internal financial forecasts to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of the Offeror, the Company or their respective affiliates, advisors, officers, directors, partners, members or representatives can give you any assurance that actual results will not differ from these projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither the Offeror nor any of its affiliates, nor the Company, intends to make publicly available any update or other revisions to these projections. None of the Offeror, the Company or any of their respective affiliates, advisors, officers, directors, partners, members or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in these projections or that the projections will be achieved. The Company has made no representation to the Offeror or any of its affiliates concerning these projections.

	Three Months	Six Months
	Ending	Ending
	November 30,	November 30,
	2009	2009(1)
	(projected)
	(in thousands of U.S. dollars)
Revenue
Digital Media	25,695	46,078
Graphics and Productivity	28,657	55,656
Total Revenue	54,352	101,734

Cost of Sales	14,186	(26,911)
Gross Profit	40,166	74,823

Operating Expenses(2)
Sales	4,400	8,534
Marketing	9,423	16,450
R&D	7,452	13,063
G&A	8,625	16,002
Profit Sharing	200	905
Total Operating Expenses	30,100	54,953

EBITDA(3)	10,066	19,870

Foreign Exchange/Other (Income)/Expense	—	161
Adjusted EBITDA(4)	10,066	19,709

1)	Projected results for the six months ending November 30, 2009 include actual results for the three months ended August 31, 2009 and projected results for the three months ending November 30, 2009.

2)	Operating expenses exclude non-cash stock-based compensation expense, restructuring charges, depreciation and amortization and expenses associated with evaluation of strategic alternatives.

3)	EBITDA consists of earnings before interest, taxes, depreciation and amortization, and also excludes non-cash stock-based compensation expense, restructuring charges and expenses associated with the evaluation of strategic alternatives. This calculation is a measure that management uses in managing the Company’s business, but is not the same as the calculation of EBITDA provided for in the Company’s credit facility.

4)	Adjusted EBITDA represents EBITDA, as defined above, less Foreign Exchange/Other (Income)/Expense.
Credit Facility. In addition to the information summarized above, the Company provided projections to the Offeror regarding the Company’s compliance with fixed charge coverage ratio and total leverage ratio at November 30, 2009 under its senior credit facility.
The fixed charge coverage ratio is defined in the credit facility as the ratio of (a) consolidated EBITDA for the period of four consecutive fiscal quarters then ending, to (b) the sum of (i) consolidated interest expense during such four consecutive fiscal quarter period excluding any interest which according to its terms is not required to be paid in cash, (ii) scheduled repayments of principal of indebtedness for such four consecutive fiscal quarter period whether or not actually paid during such period, (iii) capital expenditures during such four consecutive fiscal quarter period, and (iv) amounts in respect of cash taxes arising during such four consecutive fiscal quarter period actually paid during such period. At November 30, 2009, the fixed charge ratio required for compliance with the credit facility is at least 2.00:1, and the Company projects that at November 30, 2009 its fixed charge coverage ratio will be 2.24:1.
The total leverage ratio is defined as the ratio of the Company’s total debt to the trailing twelve month consolidated EBITDA at the measurement date. At November 30, 2009, the leverage ratio required for compliance with the credit facility is no more than 2.75:1. Absent any prepayment of debt or other actions with respect to the credit facility, the Company projects that it will not be in compliance with the leverage ratio at November 30, 2009. The Company has a number of options for addressing the potential failure to comply with the leverage ratio. For example, management projected that if the Company prepays $15 million in principal during the fourth quarter, which management estimated the company has the ability to do, then the Company’s total leverage ratio would be 2.64:1 at November 30, 2009. However, the Company projected that a prepayment of $15 million in principal during the fourth quarter would result in closing cash at the end of the fourth quarter of $8.6 million, which is below what the Company considers sufficient minimum cash and working capital to support the business. Additionally, unforeseen expenses not forecasted in the fourth quarter of 2009, such as transaction costs associated with the evaluation of strategic alternatives, settlement of outstanding litigation and restructuring expenses, if any, may cause the Company to fail its total leverage ratio even if the Company does make a $15 million prepayment of principal. As an alternative to paying down principal, the Company is exploring the possibility of seeking an amendment to or waiver under the credit facility with respect to the leverage ratio. In addition, the Company may seek to raise additional equity financing, up to $10 million of which may be counted as additional EBITDA for purposes of the credit facility under certain circumstances.
FY 2010 Planning. The Company indicated to Vector that it had not yet prepared financial projections for 2010. However, the Company indicated that for planning purposes it would assume that (i) WinDVD revenues would decline compared to FY 2009, (ii) that non-WinDVD revenues would increase 6-12% compared to FY 2009 and (iii) that operating expenses, excluding non-cash items and extraordinary charges, would remain flat with FY 2009. Based on these assumptions, the Company expected to project EBITDA to be flat compared to FY 2009.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
The following is added at the end of the subsection “Background”:
“Subsequent to the initial announcement of the Offer, the Designated Directors received unsolicited preliminary indications of interests regarding a potential transaction from three parties. Two of the parties did not provide any indication of value or other terms of a possible transaction. The third party indicated it might be willing to purchase all of Shares at a price of $4.00 to $4.50 in cash per Share. Except as set out in the following paragraphs, there have been no significant further efforts to pursue a transaction by these parties subsequent to their initial indications of interest, and no offers have been received.
On November 17, 2009, Mr. Ciporin called a representative of Vector to discuss the announcement made by ESW Capital, LLC (“ESW Capital”) that it had been acquiring Shares during November and now held approximately 17.4% of the total issued and outstanding Shares, or more than 50% of the Shares not held by Vector. Mr. Ciporin informed Mr. Mehta that the Designated Directors would continue to take actions in the best interests of the unaffiliated shareholders and the Company. ESW Capital was one of the parties which had provided an unsolicited preliminary indication of interest described in the paragraph above.
The Designated Directors met with representatives of Genuity and its legal advisors twice on November 18, 2009 to discuss the acquisition of Shares by ESW Capital. At the later of the two meetings, Genuity updated the Designated Directors regarding the information Vector had provided to Genuity earlier in the day regarding a meeting that took place between Vector and ESW Capital earlier that day. Vector had informed Genuity that it did not presently intend to take any action with respect to the Offer and expected to continue discussions with ESW Capital in the future.
On November 20, 2009, Genuity arranged a meeting between ESW Capital and members of the Company’s management at which Genuity attended. During the meeting, the Company’s management expressed their view that it would be preferable for the Company to become privately held. Later that day, Genuity updated the Designated Directors regarding the meeting between ESW Capital and management.
The Company’s discussions with Vector regarding the pricing of the Offer described herein should be viewed in the context of ongoing negotiations between the Designated Directors and Vector during which the Designated Directors, consistent with their fiduciary duties to the Company, endeavored to obtain the best transaction available to the Company’s unaffiliated shareholders in the circumstances.”
ITEM 4. THE SOLICITATION OR RECOMMENDATION
The subsection “The Recommendation” in deleted in its entirety and replaced with the following:
“The Recommendation
The Designated Directors recommend, on behalf of the Company, that shareholders tender their Shares pursuant to the Offer”
The first paragraph of the subsection “Reasons for the Designated Directors’ Recommendation” is hereby deleted in its entirety and replaced with the following:
“The Designated Directors recommend, on behalf of the Company, that shareholders tender their Shares pursuant to the Offer”
The word “You” appearing in the last sentence of the first paragraph of the subsection “Reasons for the Designated Directors’ Recommendation— Supportive Factors— Opinion of Financial Advisor” is hereby deleted and replaced with the word “Shareholders”.
The third paragraph of the subsection “Reasons for the Designated Directors’ Recommendation— Supportive Factors— Opinion of Financial Advisor” is hereby deleted in its entirety and replaced with the following:
“Further discussion of the written opinion of Genuity Capital Markets and the report it provided to the Designated Directors on November 15, 2009, is contained under the captions “Special Factors — Reports, Opinions, Appraisals and Negotiations” and “The Solicitation or Recommendation — Opinion of Financial Advisor to the Designated Directors of the Board of Directors of Corel”. The Designated Directors considered all of the factors, analyses and conclusions of its financial advisor described under the captions “Special Factors — Reports, Opinions, Appraisals and Negotiations”, “The Solicitation or Recommendation — Opinion of Financial Advisor to the Designated Directors of the Board of Directors of Corel” and “The Solicitation or Recommendation — Summary of Financial Analysis Used by Genuity”.
The first sentence of the subsection “Reasons for the Designated Directors’ Recommendation— Supportive Factors—Premium” is hereby deleted in its entirety and replaced with the following:
“The Offer represents a premium of 27.8% to the closing price of the Shares on October 28, 2009, the trading day immediately preceding the announcement of the original Offer, and a premium of 33.8% to the volume weighted average price of the Shares for the 20-trading day period ending October 28, 2009, in each case notwithstanding that Vector controlled approximately 68.3% of the issued and outstanding Shares.”
The following is inserted at the end of the subsection “Reasons for the Designated Directors’ Recommendation— Supportive Factors— Business, Economic and Market Conditions”:
“Specifically, the Designated Directors considered the following:
•	The Company suffered a significant decline in revenue and profitability over the past 12 months. Revenue during the 9 months ended August 31, 2009 was down 29% compared with the same period in 2008. The revenue decline has occurred across all product lines of the business. In the view of the Designated Directors, the revenue declines experienced by the Company were greater than those experienced by many other similarly situated software companies and the Company may not be able to continue pre-2009 revenue levels. The Designated Directors believe that it is likely that expense reductions will be required to improve the Company’s profitability in the short term but at the same time recognize that any cost-cutting restructuring initiatives implemented to improve profitability could have the effect of damaging the Company’s long term prospects.

•	The Company’s lack of significant tangible assets (such as land, buildings and equipment) limits the ability of the Company to monetize certain assets to retain financial flexibility in a difficult economic environment.

•	The loss of a significant OEM customer during Q3 2009. Many of the Company’s digital media products rely on distribution through one or more OEM manufacturers. The loss of one of the Company’s larger OEM customers is expected to have a meaningful impact on digital media revenues over the next several fiscal quarters.

•	In many of the market segments in which the Company operates, competitive activity has increased over the past 12 months. The OEM channel is a key market segment for the Company’s digital media segment and this segment has seen a meaningful increase in competition. Many of the Company’s products are discretionary type purchases making the Company’s revenue particularly sensitive to the overall economic environment. Additionally, many of the Company’s products have strong market positions in emerging markets which were impacted severely during the economic slowdown. It is unclear how quickly these economies will recover, and what the longer term impact will be on the Company’s revenue from these markets.”
The last sentence of the subsection “Reasons for the Designated Directors’ Recommendation— Supportive Factors— Likelihood of Completion” is hereby deleted in its entirety and replaced with the following:
“In light of the foregoing, the Designated Directors believe that if a sufficient number of Shares are tendered into the Offer the transaction is likely to be completed in accordance with its terms and within a reasonable time.”
The last bullet point of the subsection “Reasons for the Designated Directors’ Recommendation—Potentially Negative Factors” is hereby deleted in its entire and replaced with the following:

“as Vector has indicated in an exhibit to its Tender Offer Statement, as a private company, the Company will have a far wider range of options available in order to surmount its present difficulties and the Company will be in a stronger position to execute its business plan, mergers and acquisitions and divestitures, and that the unaffiliated shareholders will not have an opportunity to participate in these benefits.”
The first paragraph of the subsection “Reasons for the Designated Directors’ Recommendation— Procedural Fairness” is hereby deleted in its entirety and replaced with the following:
“The Designated Directors recognized from the outset that they lacked the authority to block the Offer and that, while they had the option to recommend (on behalf of the Company) in favor of or against the Offer, or to remain neutral with respect to the Offer, Vector was not bound to react or modify its Offer in any way in response to the Designated Directors’ determinations with respect to the Offer. The Designated Directors believe, however, that Vector nonetheless engaged the Designated Directors in extensive and serious negotiations which ultimately resulted in the increase in the Offer Price to a price reflecting a 19.4% increase over the $3.35 per Share price indicated by Vector on October 23, 2009 and a 14.3% increase over the $3.50 per Share price offered to shareholders on October 28, 2009. In addition, the Designated Directors have determined, on behalf of the Company, that the Offer is procedurally fair to the unaffiliated shareholders based on the following factors:
•	providing for the Designated Directors, who have no material affiliation with Vector and believe that they have interests that are aligned with the interests of the unaffiliated shareholders and opposed to Vector’s interests, to consider the Offer on behalf of the Company;

•	allowing the Designated Directors time to analyze the Offer with the assistance of the Designated Directors’ independent legal and financial advisors, selected and engaged directly by the Designated Directors;

•	the Offer being conditioned upon there being validly tendered and not withdrawn on or prior to the expiration of the Offer a number of Shares representing at least a majority of the aggregate number of outstanding Shares (calculated on a fully-diluted basis as of the date the Shares are accepted for payment pursuant to the Offer) not beneficially owned by Vector and the votes attaching to which shall be qualified to be included as votes in favor of any Subsequent Acquisition Transaction in determining whether unaffiliated approval (as construed under applicable Canadian securities law) has been obtained in respect thereof (the “Minimum Tender Condition”);

•	the tender offer structure that allows each of the Company’s shareholders to be able to decide voluntarily whether or not to tender such shareholder’s Shares in the Offer; and

•	that unaffiliated shareholders who do not tender their Shares in the Offer will have the right under a second-step acquisition to dissent and demand payment of the fair value of their Shares.”
The following is added immediately after the first paragraph of the subsection “Reasons for the Designated Directors’ Recommendation— Procedural Fairness”:
“The Designated Directors did not consider alternative structures to the Offer because the Offer was made independently by Vector, without the participation of the Company. Likewise, the Designated Directors did not consider Vector’s determination to make the Offer at this time, as such determination was within Vector’s complete discretion and control.”
The following is inserted at the end of the subsection “Reasons for the Designated Directors’ Recommendation— Procedural Fairness”:
“The Company did not separately consider the Company’s going concern value as it believes that such value is adequately reflected in the various analyses summarized in “Special Factors — Reports, Appraisals and Negotiations”, “The Solicitation or Recommendation — Reasons for the Recommendation — Supportive Factors —

Opinion of Financial Advisor” and “The Solicitation or Recommendation — Summary of Financial Analysis Used by Genuity” that the Designated Directors used in making its determination.”
The following is inserted at the end of the second paragraph in the subsection “Intent to Tender— Opinion of Financial Advisor to the Designated Directors of the Board of Directors of Corel”:
“Genuity has consented to the reproduction of its opinion in this Schedule 14D-9.”
Each instance of the words “Share Price” appearing in the penultimate paragraph of “The Solicitation or Recommendation — Summary of Financial Analysis Used by Genuity” is deleted and replaced with the words “Offer Price”.
ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED
The last sentence of subsection “Forward-Looking Statements” is deleted.
The following is inserted at the end of this Item:
“Financial Information. The following table sets forth summary historical consolidated financial data for the Company as of and for the nine month periods ended August 31, 2009 and August 31, 2008 and as of and for each of the fiscal years ended November 30, 2008 and November 30, 2007. This data and the comparative per Share data set forth below are extracted from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in the Company 10-K and the unaudited consolidated interim financial information contained in the Company 10-Q. More comprehensive financial information is included in such reports (including management’s discussion and analysis of financial condition and results of operation) and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. The reports are available as set forth under “Available Information” above.
Summary Historical Consolidated Financial Data
(in thousands, except per Share amounts and ratio of earnings to fixed charges)

	Nine Months Ended
	August 31,		Years Ended November 30,
	2009	2008	2008	2007
	(Unaudited)
Consolidated Balance Sheet Data
Total current assets	$47,806	$75,316	$94,533	$71,517
Total noncurrent assets	141,911	176,907	164,863	195,320
Total assets	$189,717	$252,223	$259,396	$266,837

Total current liabilities	$58,331	$85,924	$97,315	$86,736
Total noncurrent liabilities	141,430	174,969	170,444	194,401
Total liabilities	$199,761	$260,893	$267,759	$281,137

Consolidated Statements of Operations Data
Total revenues	$153,963	$198,816	$268,230	$250,480
Product	136,067	179,336	241,960	228,274
Maintenance and services	17,896	19,480	26,270	22,206
Total cost of revenues	61,430	64,115	87,615	76,761
Total operating expenses	89,245	119,537	157,199	166,809
Income from operations	3,288	15,164	23,416	6,910
Net income (loss)	$(5,132)	$2,498	$3,707	$(13,062)

	Nine Months Ended
	August 31,		Years Ended November 30,
	2009	2008	2008	2007
	(Unaudited)
Comparative per Share Data
Net income (loss) per Share
Basic	$(0.20)	$0.10	$0.14	$(0.52)
Fully diluted	$(0.20)	$0.10	$0.14	$(0.52)
Book Value per Share (1)	$(0.39)

(1)	Book value per share is not a term defined by generally accepted accounting principles. Book value per Share is calculated by dividing total stockholders’ equity (deficit) as of August 31, 2009 by the number of Shares outstanding as of September 22, 2009.

	Nine Months Ended
	August 31,		Years Ended November 30,
	2009	2008	2008	2007
Fixed Charges
Interest Expense	$9,071	$10,593	$13,817	$16,488
Amortization of Deferred Financing Charges	813	810	1,081	1,074

Total fixed charges	$9,884	$11,403	$14,898	$17,562

Earnings
Income (loss) before income taxes	(5,567)	2,224	3,571	(9,619)
Fixed charges per above	9,884	11,403	14,898	17,562

Total earnings	4,317	13,627	18,469	7,943

Ratio of earnings to fixed charges	0.44	1.20	1.24	0.45

Inadequate earnings to cover fixed charges	(5,567)			(9,619)

ITEM 9. EXHIBITS
     Item 9 is hereby amended to add the following exhibit:
     (a)(5)(i)      Press Release of Corel Corporation, dated November 23, 2009 (filed herewith).

SIGNATURES
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COREL CORPORATION
By	/s/ Kris Hagerman
Kris Hagerman
Chief Executive Officer

Dated: November 23, 2009